UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 19, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom

Presentation of 4Q And Annual 2005 Financial and Operating Results

April 18, 2006

April 18, 2006

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans, such as growth in Russia and the CIS in terms of subscribers, revenues and operating coverage area as well as our proposal to acquire Kyivstar. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends in Russia and the CIS. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, and/or litigation by third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the VimpelCom Group is unable to (i) comply with the terms of its licenses and frequencies, (ii) obtain sufficient funding and/or (iii) obtain all necessary corporate approvals relating to the business of VimpelCom and its subsidiaries (including approval of the budget, funding, specific transactions, and operational and other issues by VimpelCom and its subsidiaries), and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the VimpelCom Group, that the VimpelCom Group will be able to meet its capital investment plans, that it will be able to continue to expand and grow its subscriber base in Russia and the CIS, that the Company will acquire Kyivstar, or that the Company will be successful in integrating its acquired CIS operations into the VimpelCom Group. There can be no assurance that the pending litigation relating to our acquisition of URS will not have an adverse result on the Company or that other actions taken by VimpelCom or URS will not be challenged by third parties or our shareholders (including Telenor). If any such challenges are successful, including if they were to lead to the possible unwinding of the URS acquisition or other transactions or the payment of damages, such challenges could have a material adverse effect on the Company, its operations and its financial condition. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2

Welcome Remarks

Alexander Izosimov, Chief Executive Officer

VimpelCom’s Strategy

Extract value from existing operations

Increase revenue market share

Increase loyalty focusing on high-end subscriber segments Increase market share in business/Hi-value segment Stimulate traffic usage and up-sell / cross-sell VAS

Complete the regional growth phase in Russia

Capture remaining organic growth Utilize unified business model:

Brand, tariffs and products Network rollout & operations Customer Service IT, Billing and Reporting Organizational structure

Apply tailored strategy for each region

Continue with the CIS expansion

Develop the acquired assets

Selective acquisitions and green field opportunities in the CIS

Industrial approach utilizing synergies with existing VimpelCom operations

Ensure cost efficiency

4

Russia and CIS License Footprint

Spreads over 11 time zones

Moscow

Population: 17.0 mln.

Northwest

Population: 14.0 mln.

Urals

Population: 18.3 mln.

Central

Population: 21.0 mln.

Ukraine

Population: 48.5 mln. Launched: Nov.2005

South

Population: 22.9 mln.

Volga

Population: 25.3 mln.

Kazakhstan

Population: 15.0 mln. Launched: Sept. 2004

Uzbekistan

Population: 26.0 mln. Launched: Jan. 2006

Tajikistan

Population: 6.8 mln. Launched: Dec. 2005

Siberia

Population: 15.3 mln.

Far East

Population: 11.4 mln.

In commercial operation

Other licensed regions Unlicensed territories

Ukraine

Uzbekistan

kazakhstan

Russia

Strong Subscriber Growth

Subscribers in Russia, mln.

51.2%

58.9%

67.2%

77.0%

86.6%

125.76

111.74 97.60 85.56 74.35

Subscribers in Kazakhstan, mln.

18.3%

21.6%

25.3%

31.0%

36.5%

2.72

3.21

3.77

4.65

5.42

4Q04 1Q05 2Q05 3Q05 4Q05

4Q04 1Q05 2Q05 3Q05 4Q05

Subscribers in Russia

Penetration

Subscribers in Kazakhstan

Penetration

Source: VimpelCom, independent sources, competitors’ data

6

Strong Growth in Russian Regions and Kazakhstan

Subscribers, (‘000)

19,106

859 484

1,102

1,510

2,642 3,415

4,244

4,851

22,630

1,131 585

1,532

1,850 3,087

3,892

4,882

5,672

26,601

1,402 732

1,926

2,076 3,609

4,785

5,554

6,518

31,177

1,652 1,013

2,365

2,327

4,245

6,073

6,243

7,259

35,838

2,050 1,172

2,994

2,671

4,778

6,808

7,157

8,208

4Q04 1Q05 2Q05 3Q05 4Q05

Central Volga South Siberia Northwest Ural Far East Kazakhstan

7

Market Share

Subscriber Market Share in Russia

36% 35%

35% 35% 35%

35% 35% 35%

34% 34%

18% 19% 19% 19% 18%

11% 12% 11% 12% 12%

4Q04 1Q05 2Q05 3Q05 4Q05

MTS

VimpelCom

MegaFon

Others

Subscriber Market Share in Kazakhstan

80% 60% 40% 20% 0%

66%

62% 62%

60% 60%

37% 36% 37% 35% 32%

3% 3% 3% 2% 3%

4Q04 1Q05 2Q05 3Q05 4Q05

K’Cell

KarTel

Others

Source: VimpelCom, independent sources, competitors’ data

8

Operating Highlights

Strong financial results with 2005 total revenues over $3.2 billion and OIBDA exceeding $1.5 billion Consecutive quarter-on-quarter revenue increases since 3Q1999 48.5 million subscribers as of April 18, 2006, including 3.4 million in the CIS

Operations cover five countries: Russia, Kazakhstan, Ukraine, Tajikistan and Uzbekistan Signs of ARPU stabilization in Russia in 2005 Brand “Beeline” named as the most valuable Russian brand by Interbrand Group

Continued Excellent Performance

Revenue, $ mln.

+52.0%

3211.1

2113.0 1329.7 768.5

2002 2003 2004 2005

Net Income, $ mln.

+75.6%

615.1

350.4 228.8 126.8

2002 2003 2004 2005

OIBDA, $ mln.

+53.0%

1571.3

1026.7 613.2 322.2

OIBDA Margin

48.6% 48.9% 46.1%

41.9%

2002 2003 2004 2005

2002 2003 2004 2005

Key Subscriber Statistics

(‘000) 31 Dec 05 31 Dec 04 YtY 30 Sep 05 QtQ

Russia 43,097 25,724 68% 38,401 12% Kazakhstan 2,050 859 139% 1,652 24% Ukraine 257 n/a n/a n/a n/a Tajikistan 26 n/a n/a n/a n/a

Total 45,430 26,583 71% 40,053

% of prepaid * 97% 96% — 97% —

Active subscribers** 37,999 n/a — 33, 790 12%

% of active subs.** 83.6% n/a — 84.4% —

Churn (quarterly) 8.3% 5.7% — 8.8% —

*) Including advance payment subscribers; the 31 Dec 04 data were recalculated

**) Active subscribers are defined as those who in the last three months made a chargeable transaction

Key Financial Figures

($ mln) 4Q05 * 4Q04 YtY 3Q05 QtQ

Total Revenues (excl. in/co) 910.4 624.9 45.7% 890.3 2.3%

Russia 859.2 590.6 45.5% 842.2 2.0% Kazakhstan 49.2 34.3 43.4% 48.1 2.3% Ukraine 2.0 n/a n/a n/a n/a

Gross Margin 83.2% 82.5% — 82.9%

OIBDA 419.7 284.3 47.6% 450.0 -6.7%

OIBDA Margin 46.1% 45.5% — 50.5% —

OIBDA Russia 404.1 271.6 48. 8% 431.4 -6.3% OIBDA Kazakhstan 17.0 12.7 33.9% 18.5 -8.1% OIBDA Ukraine -1.4 n/a n/a n/a n/a

Net Income 151.7 83.7 81.2% 194.9 -22.2%

Net Income Margin 16.7% 13.4% — 21.9% —Russia 153.2 84.1 82.2% 196.6 -22.1% Kazakhstan 2.5 -0.4 — -1.7 —Ukraine -4.0 n/a n/a n/a n/a

SG&A 335.7 231.1 45.3% 283.9 18.2%

% of total revenues 36.9% 37.0% — 31.9% —incl. sales and marketing expenses 119.5 90.0 32.8% 93.1 28.4%

D&A 182.5 112.4 62.4% 152.5 19.7%

% of Total Revenues 20.0% 18.0% — 17.1% —

Capex (excl. acquisitions) 679.8 466.2 45.8% 261.7 159.8%

*) Acquisition in Tajikistan which was completed on December 29, 2005 had no material effect on our key financial figures

Operational Indicators

4Q05 4Q04 YtY 3Q05 QtQ

ARPU, Blended ($) 7.1 9.0 -21.1% 7.8 -9.0%

ARPU Russia 7.0 8.7 -19.5% 7.7 -9.1% ARPU Kazakhstan 9.1 15.6 -41.7% 10.5 -13.3% ARPU Ukraine 4.1 n/a n/a n/a n/a

MOU, Blended (min) 106.5 97.3 9.5% 109.3 -2.6%

MOU Russia 109.5 98.3 11.4% 111.6 MOU Kazakhstan 43.4 68.9 -37.0% 53.5 -18.9% MOU Ukraine 34.6 n/a n/a n/a n/a

SAC, Blended ($) 13.8 12.3 12.2% 11.4 21.1%

SAC Russia 14.0 12.1 15.7% 11.5 21.7% SAC Kazakhstan 11.4 19.1 -40.3% 10.0 14.0% SAC Ukraine 9.2 n/a n/a n/a n/a

Strong Balance Sheet

Assets and Liabilities, $’m ln

6,307

4,780

2,281

1,581 1,998 607

2003 2004 2005

Total Debt Total Assets

($’mln) 12/31/05 12/31/04 12/31/03

Cash and Cash Equivalents 364 306 Total Assets 6,307 4,780 2,281 Total Debt 1,998 1,581 607

- Short-term 421 190 215

- Long-term 1,577 1,391

Shareholder’s Equity 2,741 2,157

LTM OIBDA* 1,571 1,027

- LTM Depreciation and amortization * * 593 353 197

- LTM Operating income 978 674 416

LTM Interest 147 86 68

Debt/Equity 0.7 0.7 0.6 Debt/OIBDA * * * 1.3 1.5 1.0 OIBDA/Interest 10.7 12.0 9.0 Debt/Assets 0.3 0.3 0.3

* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization LTM stands for “last twelve months” to reporting date * * Includes Impairment of long-lived assets * * * In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

Source: VimpelCom

Net Operating Cash Flow vs CAPEX

Net Operating Cash Flow/Capex, $ mln

79.4%*

1,635.3

64.8%*

1,298.2 1,242.0

70.3%*

728.0 805.4 511.9

2003 2004 2005

Net Operating Cash Flow Capex

*	Net operating cash flow as % of Capex

Latest Corporate Developments

Federal Anti-monopoly Committee supports VimpelCom in its dispute with the regulator over the licenses in the Far East VimpelCom made a proposal to Telenor and Alfa to purchase Kyivstar for $5 billion Discussions between VimpelCom,Telenor and Alfa on alternative ways to purchase Kyivstar are in progress Telenor filed three lawsuits against the Company aimed at invalidating the decision of the September 2005 EGM on Ukraine and unwinding our acquisition of “Ukrainian Radio Systems” (“URS”) The AGM date has been set for June 23, 2006

Summary

Strong financial performance with Y-o-Y revenue growth of 52%, OIBDA growth of 53% and net income growth of 76% Substantial increase in revenue market share in Russia Subscriber base grew to 45.4 million in 2005 with approximately 19 million net additions VimpelCom operates in 5 countries – Russia, Kazakhstan, Ukraine, Tajikistan and Uzbekistan -with license portfolio covering 232 million people Development opportunities in Russia and the CIS make VimpelCom a company with great growth potential

Questions And Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom For more information visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

Reconciliation tables of non-U.S. GAAP measures to their most directly comparable U.S. GAAP financial measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Dec.31, 2005 Dec.31, 2004

Reconciliation of OIBDA to operating income

OIBDA 419,692 284,339 1,571,310 1,026,721

Impairment loss — — — (7,354) Depreciation (143,425) (81,971) (451,152) (281,129) Amortization (39,040) (30,454) (142,126) (64,072)

Operating Income 237,227 171,914 978,032 674,166

Reconciliation of OIBDA margin to operating income as percentage of total operating revenues

OIBDA margin 46.1% 45.5% 48.9% 48.6%

Less: Impairment loss — — — (0.3%) Less: Depreciation as % of total operating revenues (15.7%) (13.1%) (14.0%) (13.4%) Less: Amortization as % of total operating revenues (4.3%) (4.9%) (4.4%)

Operating income as % of total operating revenues 26.1% 27.5% 30.5% 31.9%

Reconciliation of OIBDA and OIBDA Margin in Russia (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep. 30, 2005 Dec.31, 2005 Dec.31, 2004

Reconciliation of OIBDA to operating income

OIBDA 404,113 271,647 431,423 1,508,045 1,009,001

Impairment loss — — — — (7,354) Depreciation (135,740) (78,567) (112,964) (430,511) (276,943) Amortization (27,998) (21,815) (26,045) (104,861) (52,599)

Operating Income 240,375 171,265 292,414 972,673 672,105

Reconciliation of OIBDA margin to operating income as percentage of total operating revenues

OIBDA margin 47.0% 46.0% 51.2% 49.7% 48.8%

Less: Impairment loss — — — — 0.4% Less: Depreciation as % of total operating revenues (15.7%) (13.3%) (13.4%) (14.1%) (13.4%) Less: Amortization as % of total operating revenues (3.3%) (3.7%) (3.1%) (3.5%) (2.5%)

Operating income as % of total operating revenues 28.0% 29.0% 34.7% 32.1% 32.5%

Reconciliation of OIBDA and OIBDA Margin in Kazakhstan (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep. 30, 2005 Dec.31, 2005 Dec.31, 2004

Reconciliation of OIBDA to operating income

OIBDA 16,979 12,692 18,534 64,665 17,721

Impairment loss — — — — — Depreciation (7,655) (3,404) 5,036 (20,611) (4,187) Amortization (8,245) (8,639) 8,473 (34,468) (11,473)

Operating Income 1,079 649 5,025 9,586 2,061

Reconciliation of OIBDA margin to operating income as percentage of total operating revenues

OIBDA margin 34.2% 37.0% 38.6% 36.5% 39.3%

Less: Impairment loss — — — — — Less: Depreciation as % of total operating revenues (15.4%) (9.9%) (10.5%) (11.6%) (9.3%) Less: Amortization as % of total operating revenues (16.6%) (25.2%) (17.6%) (19.5%) (25.4%)

Operating income as % of total operating revenues 2.2% 1.9% 10.5% 5.4% 4.6%

Reconciliation of OIBDA and OIBDA Margin in Ukraine (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep. 30, 2005 Dec.31, 2005 Dec.31, 2004

Reconciliation of OIBDA to operating income

OIBDA (1,400) n/a n/a (1,400) n/a

Impairment loss — n/a n/a — n/a Depreciation (0,030) n/a n/a (0,030) n/a Amortization (2,797) n/a n/a (2,797) n/a

Operating Income (4,227) n/a n/a (4,227) n/a

Reconciliation of OIBDA margin to operating income as percentage of total operating revenues

OIBDA margin (71.1%) n/a n/a (71.1%) n/a

Less: Impairment loss — n/a n/a — n/a Less: Depreciation as % of total operating revenues (1.5%) n/a n/a (1.5%) n/a Less: Amortization as % of total operating revenues (142.0%) n/a n/a (142.0%) n/a

Operating income as % of total operating revenues (214.6%) n/a n/a (214.6%) n/a

Reconciliation of SAC (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of SAC to selling, general and administrative expenses

Selling, general and administrative expenses 335,666 231,064 283,856 1,085,807 720,127

Less: General and admin. expenses 216,163 141,025 190,745 702,193 454,050

Sales and marketing expenses, including 119,503 90,039 93,111 383,614 266,077 advertising & marketing expenses 48,042 21,649 30,886 135,248 68,142 dealers’ commission expenses 71,461 68,390 62,225 248,366 197,935

New gross subs, ‘000 8,659 7,343 8,159 29,246 19,204

SAC (US$) 13.8 12.3 11.4 13.1 13.9

Reconciliation of ARPU (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of ARPU to service revenue and connection fees

Service revenue and connection fees 900,916 612,720 881,841 3,175,221 2,070,720

Less: Connection fees 259 193 325 876 720 Less: Revenue from rent of fiber-optic channels 309 527 520 1,370 1,788 Service revenue used to calculate ARPU 900,348 612,000 880,996 3,172,975 2,068,212

Average number of subscribers (‘000) 42,426 22,764 37,709 35,393 16,986

ARPU (US$) 7.1 9.0 7.8 7.5 10.1

Reconciliation of SAC in Russia (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of SAC to selling, general and administrative expenses

Selling, general and administrative expenses 318,457 220,620 271,385 1,032,040 707,739

Less: General and admin. expenses 205,643 134,728 182,262 668,285 447,078

Sales and marketing expenses, including 112,814 85,892 89,123 363,755 260,661 advertising & marketing expenses 45,291 20,723 29,453 127,292 67,189 dealers’ commission expenses 67,523 65,169 59,670 236,463 193,472

New gross subs, ‘000 8,064 7,126 7,761 27,591 18,945

SAC (US$) 14.0 12.1 11.5 13.2 13.8

Reconciliation of ARPU in Russia (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of ARPU to service revenue and connection fees

Service revenue and connection fees 849,775 578,397 833,888 2,997,388 2,025,638

Less: Connection fees 259 193 325 876 720 Less: Revenue from rent of fiber-optic channels 309 527 520 1,370 1,788 Service revenue used to calculate ARPU 849,207 577,677 833,043 2,995,142 2,023,130

Average number of subscribers (‘000) 40,484 22,030 36,182 33,958 16,734

ARPU (US$) 7.0 8.7 7.7 7.4 10.1

Reconciliation of SAC in Kazakhstan (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of SAC to selling, general and administrative expenses

Selling, general and administrative expenses 14,764 10,444 12,471 51,322 12,388

Less: General and admin. expenses 8,434 6,297 8,483 31,822 6,972

Sales and marketing expenses, including 6,330 4,147 3,988 19,500 5,416 advertising & marketing expenses 2,420 926 1,433 7,626 953 dealers’ commission expenses 3,909 3,221 2,555 11,874 4,463

New gross subs, ‘000 556 217 398 1,616 259

SAC (US$) 11.4 19.1 10.0 12.1 20.9

Reconciliation of ARPU in Kazakhstan (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of ARPU to service revenue and connection fees

Service revenue and connection fees 49,668 34,323 48,282 176,924 45,082

Less: Connection fees — — — — —Less: Revenue from rent of fiber-optic channels — — — — —Service revenue used to calculate ARPU 49,668 34,323 48,282 176,924 45,082

Average number of subscribers (‘000) 1,818 735 1,527 1,404 716

ARPU (US$) 9.1 15.6 10.5 10.5 15.7

Reconciliation of SAC in Ukraine (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of SAC to selling, general and administrative expenses

Selling, general and administrative expenses 2,445 n/a n/a 2,445 n/a

Less: General and admin. expenses 2,086 n/a n/a 2,086 n/a

Sales and marketing expenses, including 359 n/a n/a 359 n/a advertising & marketing expenses 330 n/a n/a 330 n/a dealers’ commission expenses 29 n/a n/a 29 n/a

New gross subs, ‘000 39 n/a n/a 39 n/a

SAC (US$) 9.2 n/a n/a 9.2 n/a

Reconciliation of ARPU in Ukraine (Unaudited)

(Three months ended) (Year ended)

($ ‘000) Dec. 31, 2005 Dec. 31, 2004 Sep.30, 2005 Dec. 31, 2005 Dec. 31, 2004

Reconciliation of ARPU to service revenue and connection fees

Service revenue and connection fees 1,952 n/a n/a 1,952 n/a

Less: Connection fees — n/a n/a — n/a Less: Revenue from rent of fiber-optic channels — n/a n/a — n/a Service revenue used to calculate ARPU 1,952 n/a n/a 1,952 n/a

Average number of subscribers (‘000) 239 n/a n/a 239 n/a

ARPU (US$) 4.1 n/a n/a 4.1 n/a